Exhibit 4(i)

PROTECTIVE LIFE INSURANCE COMPANY { P. O. BOX 10648 BIRMINGHAM, ALABAMA 35202-0648 }

ROTH INDIVIDUAL RETIREMENT ANNUITY (IRA) ENDORSEMENT

FOR DEFERRED ANNUITY CONTRACTS

The Contract to which this Individual Retirement Annuity Endorsement is attached is issued as an individual retirement annuity under Section 408A of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the applicable provisions of the Contract are restricted or amended by this Endorsement as required by Code Section 408A.

The Contract is amended as follows:

1.                                           OWNER AND ANNUITANT

The Annuitant must be an individual who is the sole Owner, and all payments made from the Contract while the Annuitant is alive must be made to the Annuitant. Except as permitted under Section 8 of this Endorsement, and otherwise permitted under the Code and applicable regulations, neither the Owner nor the Annuitant can be changed.

2.                                           NONTRANSFERABLE AND NONFORFEITABLE

The Contract is established for the exclusive benefit of the Owner and his or her beneficiaries. The Owner’s interest under the Contract is nontransferable, and except as provided by law, is nonforfeitable. In particular, the Contract may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of any obligation or for any other purpose, to any person other than the Company (other than a transfer incident to a divorce or separation instrument in accordance with Code Section 408(d)(6)).

3.                                           PURCHASE PAYMENTS

Except in the case of a rollover contribution described in section 408A(e), a recharacterized contribution described in section 408A(d)(6), or an IRA Conversion Contribution, Purchase Payments may not exceed $3,000 for any taxable year beginning in 2002 through 2004, $4,000 for any taxable year beginning in 2005 through 2007, and $5,000 for any taxable year beginning in 2008 and years thereafter. After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code Section 219(b)(5)(C). Such adjustments will be in multiples of $500. In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $500 for any taxable year beginning in 2002 through 2005, and $1,000 for any taxable year beginning in 2006 and years thereafter.

The contribution limit described above is gradually reduced to $0 for higher income Annuitants. For a single Annuitant, the annual contribution is phased out between adjusted gross income (AGI) of $95,000 and $110,000; for a married Annuitant filing jointly, between AGI of $150,000 and $160,000; for a married Annuitant filing separately, between AGI of $0 and $10,000. In the case of a conversion, we will not accept IRA Conversion Contributions in a tax year if the Annuitant’s AGI for the tax year the funds were distributed from the other IRA exceeds $100,000 or if the Annuitant is married and files a separate return. Adjusted gross income is defined in section 408A(c)(3) and does not include IRA Conversion Contributions.

In the case of a joint return, the AGI limits described above apply to the combined AGI of the Annuitant and his or her spouse.

IPV-2069	7/08

4.                                      DISTRIBUTIONS AFTER DEATH OF THE OWNER

If the Annuitant dies before his or her entire interest in the Contract is distributed to him or her and the Annuitant’s surviving spouse is not the sole designated beneficiary, the remaining interest in the Contract must be distributed in accordance with (a) below or, if elected or there is no designated beneficiary, in accordance with (b) below.

(a)          The remaining interest in the Contract must be distributed, starting by the end of the calendar year following the year of the Annuitant’s death, over the designated beneficiary’s remaining life expectancy, or a period no longer than such remaining life expectancy, as determined in the year following the death of the Annuitant.

(b)         The remaining interest in the Contract must be distributed by the end of the calendar year containing the fifth anniversary of the Annuitant’s death.

If the Annuitant’s surviving spouse is the sole designated beneficiary, such spouse will then be treated as the Annuitant.

5.                                      ANNUAL REPORTS

The Company will furnish annual calendar year reports concerning the status of this Contract and such information concerning required minimum distributions as is prescribed by the Commissioner of the Internal Revenue Service.

6.                                      CODE SECTION 72(s)

All references in the Contract to Code Section 72(s) are deleted.

7.                                      AMENDMENT OF THIS ENDORSEMENT

The Company reserves the right, and the Owner agrees the Company shall have such right, to make any amendments to this Endorsement from time to time as may be necessary to comply with the Code, as amended, and the regulations thereunder. We will obtain all necessary approvals including, where required, that of the Owner and will send you a copy of the endorsement that modifies your Contract. We will not be responsible for any adverse tax consequences resulting from the rejection of such an amendment.

8.                                      GROUP CONTRACT

If this Endorsement is used with a certificate issued under a group contract, the term “Owner” refers to the Participant/Annuitant and the term “Contract” refers to your Certificate.

Signed for the Company as of the Effective Date.

Protective Life Insurance Company

/s/ Deborah J. Long
{ Deborah J. Long }
Secretary